EXECUTION VERSION
Exhibit 4.2
SERIES SUPPLEMENT
This SERIES SUPPLEMENT dated as of July 22, 2015 (this “Supplement”), by and between ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C., a limited liability company created under the laws of the State of Louisiana (the “Issuer”), and THE BANK OF NEW YORK MELLON, a New York banking corporation (“BNYM”), in its capacity as indenture trustee (the “Indenture Trustee”) for the benefit of the Secured Parties under the Indenture dated as of July 22, 2015 by and between the Issuer and BNYM, in its capacity as Indenture Trustee and in its separate capacity as securities intermediary (the “Indenture”).
PRELIMINARY STATEMENT
Section 9.01 of the Indenture provides, among other things, that the Issuer and the Indenture Trustee may at any time enter into an indenture supplemental to the Indenture for the purposes of authorizing the issuance by the Issuer of the Storm Recovery Bonds and specifying the terms thereof. The Issuer has duly authorized the creation of the Storm Recovery Bonds with an initial aggregate principal amount of $98,730,000 to be known as Entergy New Orleans Storm Recovery Funding I, L.L.C. Storm Recovery Bonds (the “Storm Recovery Bonds”), and the Issuer and the Indenture Trustee are executing and delivering this Supplement in order to provide for the Storm Recovery Bonds.
All terms used in this Supplement that are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein, except to the extent such terms are defined or modified in this Supplement or the context clearly requires otherwise. In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Supplement shall govern.
GRANTING CLAUSE
With respect to the Storm Recovery Bonds, the Issuer hereby Grants to the Indenture Trustee, as Indenture Trustee for the benefit of the Secured Parties of the Storm Recovery Bonds, Storm Recovery Bond Collateral consisting of all of the Issuer’s right, title and interest (whether now owned or hereafter acquired or arising) in and to (a) the Storm Recovery Property created under and pursuant to Council Resolution No. R-15-193 dated May 14, 2015 (Docket No. UD-14-01 (Phase II)) (the “Financing Order”), transferred by the Seller to the Issuer pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, bill, charge, collect and receive Storm Recovery Charges, all revenues, collections, claims, rights to payments, payments, money or proceeds of or arising from the Storm Recovery Charges authorized in the Financing Order and any Tariffs filed pursuant thereto and any contractual rights to collect such Storm Recovery Charges from Customers), (b) all Storm Recovery Charges related to such Storm Recovery Property, (c) the Sale Agreement and each Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and such Bills of Sale with respect to such Storm Recovery Property and the Storm Recovery Bonds, (d) the Servicing Agreement, the Administration Agreement and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Storm Recovery Property and the Storm Recovery Bonds, (e) the Collection Account, all Subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the

Servicer to file for and obtain adjustments to the Storm Recovery Charges in accordance with Section 1228(C)(4) of the Storm Recovery Securitization Law, the Financing Order or any Tariff filed in connection therewith, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Storm Recovery Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters‑of‑credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing. This Supplement covers all of the Storm Recovery Property described in the Financing Order. The following does not constitute Storm Recovery Bond Collateral: (i) cash that has been released pursuant to Section 8.02(e)(x) of the Indenture and, following retirement of all Outstanding Storm Recovery Bonds, cash that has been released pursuant to Section 8.02(e)(xii) of the Indenture; (ii) amounts deposited with the Issuer on the Closing Date, for payment of costs of issuance with respect to the Storm Recovery Bonds (together with any interest earnings thereon); and (iii) amounts received by us for the payment of additional costs of issuance of the Storm Recovery Bonds pursuant to the financing order, it being understood that such amounts described in clauses (i), (ii) and (iii) above shall not be subject to Section 3.17 of the Indenture.
The foregoing Grant is made in trust to secure the payment of principal of and premium, if any, interest on, and any other amounts owing in respect of, the Storm Recovery Bonds and all fees, expenses, indemnity amounts, counsel fees and other amounts due and payable to the Indenture Trustee (collectively, the “Secured Obligations”) equally and ratably without prejudice, priority or distinction, except as expressly provided in the Indenture, to secure compliance with the provisions of the Indenture with respect to the Storm Recovery Bonds, all as provided in the Indenture and to secure the performance by the Issuer of all of its obligations under the Indenture. The Indenture and this Series Supplement constitutes a security agreement within the meaning of the Storm Recovery Securitization Law and under the UCC to the extent that the provisions of the UCC are applicable hereto.
The Issuer hereby authorizes the Indenture Trustee to file one or more financing statements (including amendments of financing statements and continuation statements if applicable) with respect to the Storm Recovery Bond Collateral, including , without limitation, one or more financing statements describing the collateral covered thereby as “all assets or all personal property of the debtor” or words of similar effect; provided, however, notwithstanding anything to the contrary contained herein, the Indenture Trustee shall not be responsible for the initial filing of any financial statement or the information contained therein (including any exhibits thereto).
The Indenture Trustee, as indenture trustee on behalf of the Secured Parties of the Storm Recovery Bonds, acknowledges such Grant and accepts the trusts under this Supplement and the Indenture in accordance with the provisions of this Supplement and the Indenture.
SECTION 1. Designation. The Storm Recovery Bonds shall be designated generally as the Storm Recovery Bonds and further denominated as Tranche A.
SECTION 2. Initial Principal Amount; Storm Recovery Bond Interest Rate; Scheduled Payment Date; Final Maturity Date. The Storm Recovery Bonds shall have the initial principal amount, bear interest at the rate per annum and shall have the Scheduled Final Payment Date and the Final Maturity Date set forth below:

Tranche	Initial Principal Amount	Storm Recovery Bond Interest Rate	Scheduled Final Payment Date	Final Maturity Date
A	$98,730,000	2.67%	June 1, 2024	June 1, 2027

The Storm Recovery Bond Interest Rate shall be computed on the basis of a 360‑day year of twelve 30‑day months.
SECTION 3. Authentication Date; Payment Dates; Expected Amortization Schedule for Principal; Periodic Interest; No Premium; Other Terms.
(a)     Authentication Date. The Storm Recovery Bonds that are authenticated and delivered by the Indenture Trustee to or upon the order of the Issuer on July 22, 2015 (the “Closing Date”) shall have as their date of authentication July 22, 2015.
(b)     Payment Dates. The Payment Dates for the Storm Recovery Bonds are June 1 and December 1 of each year or, if any such date is not a Business Day, the next succeeding Business Day, commencing on June 1, 2016 and continuing until the earlier of repayment of the Tranche A Storm Recovery Bonds in full and the Final Maturity Date for the latest maturing Tranche of Storm Recovery Bonds.
(c)     Expected Amortization Schedule for Principal. Unless an Event of Default shall have occurred and be continuing on each Payment Date, the Indenture Trustee shall distribute to the Holders of record as of the related Record Date amounts payable pursuant to Section 8.02(e) of the Indenture as principal, to the holders of each Tranche of Storm Recovery Bonds, until the Outstanding Amount of the Storm Recovery Bonds has been reduced to zero; provided, however, that in no event shall a principal payment pursuant to this Section 3(c) on a Payment Date be greater than the amount necessary to reduce the Outstanding Amount of the Storm Recovery Bonds to the amount specified in the Expected Amortization Schedule which is attached as Schedule A for such Payment Date.
(d)     Periodic Interest. Periodic Interest will be payable on the Storm Recovery Bonds on each Payment Date in an amount equal to one‑half of the product of (i) the applicable Storm Recovery Bond Interest Rate and (ii) the Outstanding Amount of the Storm Recovery Bonds as of the close of business on the preceding Payment Date after giving effect to all payments of principal made to the Holders of the Storm Recovery Bonds on such preceding Payment Date; provided, however, that with respect to the Initial Payment Date, or, if no payment has yet been made, interest on the outstanding principal balance will accrue from and including the Closing Date to, but excluding, the following Payment Date.
(e)     Book‑Entry Storm Recovery Bonds. The Storm Recovery Bonds shall be Book‑Entry Storm Recovery Bonds and the applicable provisions of Section 2.11 of the Indenture shall apply to such Storm Recovery Bonds.
(f)    Waterfall Cap. The amount payable with respect to the Storm Recovery Bonds pursuant to Section 8.02(e)(i) of the Indenture shall not exceed $50,000 annually.
SECTION 4. Minimum Denominations. The Storm Recovery Bonds shall be issuable in the Minimum Denomination and integral multiples thereof.
SECTION 5. Certain Defined Terms. Article I of the Indenture provides that the meanings of certain defined terms used in the Indenture shall, when applied to the Storm Recovery Bonds, be as defined in Appendix A to the Indenture. Additionally, Article II of the Indenture provides that certain terms will have the meanings specified in this Supplement. With respect to the Storm Recovery Bonds, the following definitions shall apply:
“Costs of Issuance Account” shall have the meaning set forth in Section 11 of this Series Supplement.
“Initial Payment Date” shall mean the first Payment Date for the Storm Recovery Bonds specified in the Expected Amortization Schedule which is attached as Schedule A hereto.
“Minimum Denomination” shall mean $100,000.
“Payment Date” has the meaning set forth in Section 3(b) of this Supplement.
“Periodic Interest” has the meaning set forth in Section 3(d) of this Supplement.
“Storm Recovery Bond Interest Rate” has the meaning set forth in Section 2 of this Supplement.
SECTION 6. Delivery and Payment for the Storm Recovery Bonds; Form of the Storm Recovery Bonds. The Indenture Trustee shall deliver the Storm Recovery Bonds to the Issuer when authenticated in accordance with Section 2.03 of the Indenture. The Storm Recovery Bonds shall be in the form of Exhibit A hereto.
SECTION 7. Ratification of Agreement. As supplemented by this Supplement, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplement, shall be read, taken, and construed as one and the same instrument. This Supplement amends, modifies and supplemented the Indenture only in so far as it relates to the Storm Recovery Bonds.
SECTION 8. Counterparts. This Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.
SECTION 9. Governing Law. THIS Supplement SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE OF THE STATE OF LOUISIANA AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS, EXCEPT THAT THE OBLIGATIONS OF THE TRUSTEE HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PROVIDED THAT THE VALIDITY, ENFORCEABILITY, ATTACHMENT, PERFECTION, PRIORITY, EXERCISE OF REMEDIES, AND VENUE WITH RESPECT TO THE CREATION OF ANY SECURITY INTEREST AND LIENS IN STORM RECOVERY PROPERTY, AND ALL RIGHTS AND REMEDIES OF THE INDENTURE TRUSTEE AND THE HOLDERS WITH RESPECT TO SUCH STORM RECOVERY PROPERTY, SHALL BE EXCLUSIVELY GOVERNED BY THE LAWS OF THE STATE OF LOUISIANA (WITHOUT APPLYING LOUISIANA’S LAW ON CONFLICT OF LAWS), EXCEPT THAT PERFECTION, THE EFFECT OF PERFECTION OR NONPERFECTION, AND THE PRIORITY OF SECURITY INTERESTS HELD BY THE TRUSTEE IN THE COLLECTION ACCOUNT SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE TRUSTEE THUS ACKNOWLEDGES THAT IF BY REASON OF MANDATORY PROVISIONS OF LAW THE OBLIGATIONS OF THE TRUSTEE ARE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF LOUISIANA, THE TRUSTEE WOULD HAVE ENTERED INTO THIS SERIES SUPPLEMENT WITHOUT THE NULL PROVISION.
SECTION 10. Issuer Obligation. No recourse may be taken directly or indirectly, by the Holders with respect to the obligations of the Issuer on the Storm Recovery Bonds, under the Indenture or under this

Supplement or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee or the Managers in their respective individual capacities, (ii) any owner of a beneficial interest in the Issuer (including ENO) or (iii) any shareholder, partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee, the Managers or any owner of a beneficial interest in the Issuer (including ENO) in its individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed (it being understood that none of the Indenture Trustee, the Managers and ENO have any such obligations in their respective individual or corporate capacities).
SECTION 11. Application of Storm Recovery Bond Proceeds; Costs of Issuance Account. The proceeds of the Storm Recovery Bond Proceeds shall be applied to pay the costs of issuing the Storm Recovery Bonds and to purchase the Storm Recovery Property, as directed in an Officer’s Certificate. The Indenture Trustee shall, pursuant to an Issuer Order, deposit the amounts directed to be applied to the payment of the costs of issuance into a segregated trust account (the “Costs of Issuance Account”). Amounts in the Costs of Issuance Account shall be applied from time to time as directed by an Officer’s Certificate, to pay costs of issuing the Storm Recovery Bonds, and, upon payment of all such costs, for deposit into the General Subaccount and applied as a credit against Storm Recovery Charges as required by the Financing Order. Pending such application, amounts in the Costs of Issuance Account may be invested in the same manner and subject to the same restrictions as amounts in the General Subaccount, provided that any amount earned, or gains or losses, shall be credited to the Costs of Issuance Account.

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Supplement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C., as Issuer
By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer

THE BANK OF NEW YORK MELLON, a New York banking corporation, as Indenture Trustee

By: /s/ Leslie Morales Name: Leslie Morales Title: Vice President

SCHEDULE A
Expected Amortization Schedule
Outstanding Principal Balance of the Storm Recovery Bonds

Semi-Annual Payment Date	Tranche A Balance
Issuance Date	$98,730,000.00
6/1/2016	92,739,395.76
12/1/2016	87,307,108.82
6/1/2017	82,193,572.04
12/1/2017	76,707,189.48
6/1/2018	71,365,452.65
12/1/2018	65,665,679.62
6/1/2019	60,245,373.71
12/1/2019	54,443,178.35
6/1/2020	48,827,021.32
12/1/2020	42,850,332.44
6/1/2021	37,101,469.44
12/1/2021	30,976,868.93
6/1/2022	25,060,870.70
12/1/2022	18,770,052.63
6/1/2023	12,696,568.97
12/1/2023	6,245,422.76
6/1/2024	0